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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 3

       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of Reporting Person


   Esping                Kathryn                 Ayres
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   (Last)               (First)                 (Middle)

   4330 Bordeaux
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                                    (Street)

   Dallas                 TX                    75205
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   July 24, 1998

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3. IRS or Social Security Number of Reporting Person (voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   BRC Holdings, Inc. (BRCP)

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5. Relationship of Reporting Person(s) to Issuer
  (Check all applicable)

   [   ]   Director                     [ X ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/day/Year)

   N/A

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7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

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Table I -- Non-Derivative Securities Beneficially Owned
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                                            2.                       3.
1.                                          Amount of Securities     Ownership Form
Title of Security                           Beneficially Owned       Direct (D) or        4.
(Instr. 4)                                 (Instr. 4)                Indirect (I)         Nature of Indirect Beneficial Ownership
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
Common Stock, par value $.10                  2,528,516                    D(1)
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Common Stock, par value $.10                      4,516                    I(1)           Represents securities held in the
                                                                                          Issuer's 401(k) Plan (3)
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Common Stock, par value $.10                    127,858                    I(2)           Represents securities held by the
                                                                                          Esping Family foundation, Inc.
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  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, See Instruction
  5(b)(v).



Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls,warrants, options, convertible securities)

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                                                      3.
                                                      Title and Amount
                              2.                      of Securities
                              Date Exercisable and    Underlying                                   5.
                              Expiration Date         Derivative Security            4.            Ownership
                              (Month/Day/Year)        (Instr. 4)                     Conversion    Form of            6.
1.                            --------------------    --------------------------     or Exercise   Derivative         Nature
Title of                      Date       Expira-                       Amount or     Price of      Security:          of Indirect
Derivative Security           Exer-      tion                          Number of     Derivative    Direct (D)         Beneficial
(Instr. 4)                    cisable    Date         Title            Shares        Security      or Indirect (I)    Ownership
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
Employee Stock Options        (4)        (4)           Common stock     300,000      $18.75         D(1)
(Right to Buy)                                         par value $.10
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


Explanation of Responses:

(1) Represents securities held by the Reporting Person as Independent Executor of the Estate of P.E. Esping, the former Chairman of the Board and Chief Executive Officer of the Issuer. The Reporting Person was qualified as the Independent Executor of the Estate of P.E. Esping on July 24, 1998.

(2) The Reporting Person is a director of the Esping Family Foundation, Inc., a charitable organization organized under the laws of the State of Texas. The Reporting Person disclaims ownership of the securities of the Issuer held by the Esping Family Foundation, Inc.

(3) The securities held by the Issuer's 401(k) Plan, as reported herein, are held for the benefit of P.E. Esping, deceased. The Reporting Person is acting as the Independent Executor of the Estate of P.E. Esping.

(4) The Employee Stock Options described herein became exercisable for a period of one year following the death of P.E. Esping on July 30, 1998, as a result of such death.





  /s/ KATHRYN AYRES ESPING                         July 29, 1998
--------------------------------------------       -------------
    **Signature of Reporting Person                    Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78f(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.